EXHIBIT 12

THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Three Months Ended
	March 31,
	2004	2003
Loss before income taxes	$(4,996)	$(56,836)
Interest expense	92,738	92,123
Portion of rent estimated to represent the interest factor	31,440	28,519

Earnings before income taxes and fixed charges	$119,182	$63,806

Interest expense (including capitalized interest)	$92,924	$92,257
Portion of rent estimated to represent the interest factor	31,440	28,519

Fixed charges	$124,364	$120,776

Ratio of earnings to fixed charges (a)	—	—

(a)	Results for the three months ended March 31, 2004 and 2003 were insufficient to cover fixed charges. The coverage deficiency was approximately $5.2 million and $57.0 million for the three months ended March 31, 2004 and 2003, respectively.